UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,345,041[1] shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,345,041[1] shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,345,041[1] shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.3 [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Consists of (i) 1,797,705 shares of Common Stock (as defined below), (ii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) issued on November 2, 2016, (iii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued on November 21, 2018, (iv) an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of warrants issued on November 2, 2016 (the “2016 Warrants”), and (v) an aggregate of 4,469,018 shares of Common Stock issuable upon exercise of warrants issued on November 21, 2018 (the “2018 Warrants,” and together with the 2016 Warrants, the “Warrants”).

[2]
This calculation is rounded to the nearest tenth and is based upon (i) 15,227,562 shares of Common Stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2019, plus (ii) an aggregate of 13,547,336 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants held by Cap 1 LLC.

CUSIP No. 70469L100	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,595 shares of Common stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
102,595 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,595 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[3]
This calculation is rounded to the nearest tenth and is based upon 15,227,562 shares of Common Stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019.

CUSIP No. 70469L100	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard Sackler Family Foundation, Inc. [4]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,200 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,200 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,200 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[4]	Prior to March 16, 2018, the Richard Sackler Family Foundation, Inc. was known as the Richard and Beth Sackler Foundation, Inc.
[5]
This calculation is rounded to the nearest tenth and is based upon 15,227,562 shares of Common Stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019.

CUSIP No. 70469L100	13D/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[6]
This calculation is rounded to the nearest tenth and is based upon 15,227,562 shares of Common Stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019.

Page 6 of 9 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by Cap 1 LLC, a Delaware limited liability company (“Cap 1”), Richard S. Sackler, M.D. (“Dr. Sackler”), the Richard Sackler Family Foundation, Inc., formerly known as the Richard and Beth Sackler Foundation, Inc. (the “Foundation”), and David Sackler (collectively, the “Reporting Persons” and each, a “Reporting Person”), to amend the Schedule 13D originally filed by the Reporting Persons on September 21, 2016 (the “Original Schedule 13D”), with respect to the beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of Peak Resorts, Inc. (the “Company”), a corporation organized under the laws of the State of Missouri. The address of the principal executive offices of the Company is 17409 Hidden Valley Drive, Wildwood, Missouri 63025.
In accordance with Rule 13d-2 of the Act, this Amendment No. 4 amends and supplements, as set forth below, only information in the Original Schedule 13D, as amended and supplemented by Amendment No. 3 to Schedule 13D filed with the SEC on November 21, 2018 (“Amendment No. 3”), and by Amendment No. 2 to Schedule 13D filed with the SEC on August 1, 2017 (“Amendment No. 2”), and by Amendment No. 1 to Schedule 13D filed with the SEC on November 14, 2016 (“Amendment No. 1,” and together with this Amendment No. 4, Amendment No. 3, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), that has materially changed since the filing of Amendment No. 3. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
Item 4.	Purpose of Transaction.
             On July 20, 2019 (the “Signing Date”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vail Holdings, Inc., a Colorado corporation (“Parent”), VRAD Holdings, Inc., a Missouri corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes stated in Section 9.14 of the Merger Agreement, Vail Resorts, Inc., a Delaware corporation, relating to the proposed acquisition of the Company by Parent.
Pursuant to the terms set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger, and, at the effective time of the Merger (the “Effective Time”): (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), will cease to be outstanding and will be converted into the right to receive $11.00 in cash, without interest (the “Common Merger Consideration”); (ii) each share of the Series A Preferred Stock that is outstanding immediately prior to the Effective Time, other than Excluded Shares, will be converted into the right to receive an amount equal to the sum of: (a) $1,748.81; plus (b) the aggregate amount of all accrued and unpaid dividends on the applicable issuance of Series A Preferred Stock as of the Effective Time, in cash without interest; and (iii) each warrant to purchase shares of Common Stock and that is issued and outstanding immediately prior to the Effective Time will be cancelled with the consent of the holder thereof in exchange for the right to receive an amount in cash, without interest, equal to the product of: (1) the aggregate number of Common Shares (as defined in the Merger Agreement) in respect of such warrant; multiplied by (2) the excess of the Common Merger Consideration over the per share exercise price under such warrant.
The closing of the Merger is subject to, among other conditions, the approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock and Series A Preferred Stock entitled to vote at a special shareholders meeting that will be held on a date to be announced, voting together as a single class on an as-converted basis (the “Company Shareholder Approval”). Consummation of the Merger is not subject to a financing condition.
In addition to the Company Shareholder Approval condition, consummation of the Merger is also subject to various customary closing conditions, and the Company is subject to customary restrictions on its ability to solicit, initiate, facilitate or encourage Alternative Proposals (as defined in the Merger Agreement) from third parties and to provide non-public information to, and participate in discussions and engage in negotiations with, third parties regarding Alternative Proposals, with customary exceptions regarding the Board’s fiduciary duties under applicable law.
Voting and Support Agreements
Concurrently with the execution of the Merger Agreement, Cap 1, Dr. Sackler, the Foundation and David Sackler each entered into a Voting and Support Agreement (each, a “Support Agreement” and, collectively, the “Support Agreements”) with Parent. Pursuant to the Support Agreements, each Reporting Person agreed to, prior to the Expiration Date (as defined below): (i) vote (a) all shares of capital stock of the Company owned, beneficially or of record, by such Reporting Person as of the Signing Date, and (b) all additional shares of capital stock of the Company acquired by the Reporting Person, beneficially or of record, including by way of converting any convertible securities, during the period commencing with the execution and delivery of such Support Agreement and expiring on the Expiration Date, among other things, (1) in favor of the adoption of the Merger Agreement and the approval of the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (2) against the approval or adoption of any Alternative Proposal (as defined in the Merger Agreement) or any other proposal made in opposition to, or in competition with, the Proposed Transaction, and (3) against any Alternative Proposal or any other action that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction; and (ii) not approve any Alternative Transaction (as defined in the Support Agreements) by written consent. In addition to the provisions set forth in the other Support Agreements, the Support Agreement with Cap 1 provides for, among other things, the consent of Cap 1, in its capacity as lender with respect to certain of the Company’s indebtedness, to the Merger.
The Support Agreements will terminate upon the earliest of (the “Expiration Date”): (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to the terms of Article VIII thereof; (ii) the Effective Time; (iii) the date of any amendment, modification or supplement to the Merger Agreement that decreases the amount, or changes the form, of Merger Consideration (as defined in the Merger Agreement) payable to such Reporting Person; (iv) the date upon which Parent and the Reporting Person agree to terminate such Support Agreement in writing; and (v) the date upon which the Company’s board of directors or any committee thereof makes a Company Adverse Recommendation Change (as defined in the Merger Agreement).

Page 7 of 9 Pages

The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of the Support Agreements, which are incorporated herein by reference.
Item 5.	Interest in Securities of the Company.
(a) and (b)
	Shares Beneficially Owned[7]	Percent of Class[8]
1. Cap 1:[9]
Sole Voting Power	15,345,041	53.3%
Shared Voting Power	-0-	0%
Sole Dispositive Power	15,345,041	53.3%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	15,345,041	53.3%
2. Dr. Sackler:
Sole Voting Power	102,595	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	102,595	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	102,595	0.7%
3. The Foundation:
Sole Voting Power	26,200	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	26,200	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	26,200	0.2%
4. David Sackler:
Sole Voting Power	100,000	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	100,000	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	100,000	0.7%

[7]
Summer Road LLC (“Summer Road”) is the trading manager of the Reporting Persons, and in that capacity Summer Road acts on behalf of the Reporting Persons as an agent. Rory A. Held, in his capacity as an employee of Summer Road, provides investment management services to the Reporting Persons. Summer Road and Mr. Held have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Persons. Summer Road is a “family office” (as defined in Investment Company Act of 1940 Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of the same family, and any voting power or investment power Summer Road or Mr. Held may hold over the Shares is ultimately attributed to the Reporting Persons. Mr. Held is a member of the Company's Board of Directors and was nominated for election by Cap 1 pursuant to the terms of the Stockholders Agreement by and between the Company, Cap 1 and Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch, as summarized in the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2016. Pursuant to an arrangement between Mr. Held and Summer Road, any compensation that would otherwise be payable to Mr. Held for his services as a director of the Company will be paid directly to Summer Road as his employer. Pursuant to this arrangement, an aggregate of 24,589 Restricted Stock Units (“RSUs”) that were granted to Mr. Held as compensation for his service as a director of the Company have been paid to Summer Road. The RSUs give the recipient the right to receive (i) the number of shares of Common Stock underlying the RSUs or (ii) as may be elected by the Company's compensation committee, cash equal to the closing sale price per share of Common Stock on the trading day immediately prior to the distribution date times the number of shares underlying the RSUs. The RSUs vest in full one year from the date of grant provided that the recipient is serving on the board of directors at that time. Vested RSUs will be distributed to the recipient on the date that is six months after the day the recipient's service on the board of directors terminates for any reason. RSUs were granted to Mr. Held on November 7, 2016, October 4, 2017 and October 10, 2018.

[8]
This calculation is rounded to the nearest tenth and is based upon (i) 15,227,562 shares of Common Stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement, plus (ii) an aggregate of 13,547,336 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants held by Cap 1.

[9]
Cap 1 is a Delaware limited liability company wholly owned by Crystal Fiduciary Company, LLC, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS. The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Dr. Sackler and the issue of Dr. Sackler. Its shares listed as beneficially owned in this table consist of 1,797,705 shares of Common Stock, 6,359,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and an aggregate of 7,188,036 shares of Common Stock issuable upon exercise of the Warrants. David Sackler is the president of Summer Road and one of the beneficiaries of Cap 1. Cap 1 is a family client of Summer Road.

Page 8 of 9 Pages

(c)  The Reporting Persons have not acquired any shares of Common Stock during the past 60 days.
(d)  Summer Road provides investment management services to the Reporting Persons. In this capacity Summer Road shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of the sum of all of the shares of Common Stock beneficially owned by the Reporting Persons as described in Items 5(a) and (b). Summer Road has no pecuniary interest in (and has not funded any purchases of) the Shares beneficially owned by the Reporting Persons. Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.
    (e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Company.
Reference is made to the Support Agreements defined and described in Item 4, which is hereby incorporated in this Item 6 by reference.
Item 7.	Material to be Filed as Exhibits.

Exhibit T
Voting, Support and Consent Agreement, dated as of July 20, 2019, by and among Vail Holdings, Inc., Cap 1 LLC, Peak Resorts, Inc., Snow Time Acquisition, Inc. and the subsidiary guarantors listed on the signature pages thereto, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019 (File No. 001-35363).

Exhibit U
Voting and Support Agreement, dated as of July 20, 2019, by and among Vail Holdings, Inc. and Richard S. Sackler, M.D., is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019 (File No. 001-35363).

Exhibit V
Voting and Support Agreement, dated as of July 20, 2019, by and among Vail Holdings, Inc. and the Richard Sackler Family Foundation, Inc. (formerly known as the Richard and Beth Sackler Foundation, Inc.), is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019 (File No. 001-35363).

Exhibit W
Voting and Support Agreement, dated as of July 20, 2019, by and among Vail Holdings, Inc. and David Sackler, is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019 (File No. 001-35363).

Page 9 of 9 Pages

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  July 25, 2019
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard Sackler Family Foundation, Inc.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for the Richard Sackler Family Foundation, Inc.

David Sackler
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for David Sackler